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                               COMMISSION SCHEDULE

                  American Legacy Life - LNL Separate Account F

On contracts sold through American Funds Distributors, the following commissions will be paid to American Funds Distributors:

      6.50% of all premiums received, plus
      .0625% of excess of Policy Value over Policy Loans, payable at the end of each quarter beginning with the end of the fifth policy quarter.

On contracts sold through the Lincoln National Distribution system, the following commissions will be paid:

      4.50% of all premiums received, payable to the selling agent or broker, plus
      1.75% of all premiums received, payable to Lincoln National Sales
            Corporation, Inc., plus
       .40% of all premiums received, payable to American Funds Distributors.